SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

             NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                      THE INVESTMENT COMPANY ACT OF 1940

                               The Timothy Plan
                   -----------------------------------------
                           Exact Name of Registrant

                           NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Winter Park and the state of FL on the 3 day of Aug., 2001.


                                   Signature: The Timothy Plan
                                              --------------------
                                              (Name of Registrant)



ATTEST:    /s/                     By:   /s/
       --------------------------     --------------------------
By:    Joseph E. Boatwright            Arthur D. Ally
Title: Secretary                       President